                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
  RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 6)*

                                   NuCO2 Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629428103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
                                 --------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            /  /        Rule 13d-1(b)

            / x/        Rule 13d-1(c)

            /  /        Rule 13d-1(d)

-------------------

     * The  remainder  of this cover  page  shall be filled out for a  reporting person's  initial  filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing  information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of Section 18 of the  Securities
     Exchange  Act of 1934  or  otherwise  subject  to the  liabilities  of that section of the Act but shall be subject to all other  provisions of the Act
     (however, SEE the NOTES).

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CUSIP No. 629428103                      13G           Page 2 of 7 Pages
------------------------------                        --------------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             Craig L. Burr
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                         (b) / /
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     3        SEC USE ONLY
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     4        CITIZENSHIP OR PLACE OR ORGANIZATION

              UNITED STATES
--------------------------------------------------------------------------------
 NUMBER OF         5      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    131,000 shares
OWNED BY EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   6      SHARED VOTING POWER

                                185,800 shares
              ------------------------------------------------------------------
                   7      SOLE DISPOSITIVE POWER

                                131,000 shares
              ------------------------------------------------------------------
                   8      SHARED DISPOSITIVE POWER

                                185,800 shares
--------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              934,100 Shares. Please also refer to Attachment A, Footnote 9.
--------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES                                              / /
--------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     8.69% - Please also refer to Attachment A.
--------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON

                     IN
================================================================================

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CUSIP No. 629428103                      13G           Page 3 of 7 Pages
------------------------------                        --------------------------

Item 1.

     (a) Name of Issuer: NuCO2 Inc.

     (b) Address of Issuer's Principal Executive Offices:

         2800 Southeast Market Place
         Stuart, FL 34997

 Item 2.

     (a) Name of Person Filing: Craig L. Burr

     (b) Address of Principal Business Office, or if none, Residence:

         c/o Burr, Egan, Deleage & Co.
         200 Clarendon St., Floor 51
         Boston, MA  02116

     (c) Citizenship:

         United States

     (d) Title of Class of Securities: Common Stock, par value $.001 per share.

     (e) CUSIP Number: 629428103

 Item 3. If this  statement  is  filed pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

         Not Applicable.  This statement is filed pursuant to Rule 13d-1(c).

 Item 4. Ownership

     (a) Amount Beneficially Owned: 934,100 shares.

     (b) Percent of Class: 8.69%.

     (c) Number of shares as to which such person has:

         PLEASE ALSO REFER TO ATTACHMENT A

         (i) sole power to vote or direct the vote: 131,000 shares.

        (ii) shared power to vote or direct the vote:  185,800 shares.

       (iii) sole power to dispose or direct the disposition of: 131,000 shares.

        (iv) shared power to dispose or direct the disposition of: 185,800 shares.

 Item 5. Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting  person has ceased to be the  beneficial  owner of more than five percent of the class of securities,  check the following
         / /.

             Not Applicable.

 Item 6. Ownership of More than Five Percent on Behalf of Another Person.

             Please refer to Attachment A.

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CUSIP No. 629428103                      13G           Page 4 of 7 Pages
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 Item 7. Identification and Classification of the Subsidiary  Which Acquired the
         Security Being Reported on by the Parent  Holding  Company  or  Control
         Person.

             Not Applicable.

 Item 8. Identification and Classification of Members of the Group.

             Not Applicable.

 Item 9. Notice of Dissolution of Group.

             Not Applicable.

 Item 10. Certifications.

          By  signing  below I certify  that,  to the best of my  knowledge  and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or  influencing the control of the issuer of the  securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

           [The remainder of this page was intentionally left blank.]

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CUSIP No. 629428103                      13G           Page 5 of 7 Pages
------------------------------                        --------------------------
                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated: February 10, 2004

                                             By: /s/ Craig L. Burr
                                                 ---------------------
                                                 Craig L. Burr

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CUSIP No. 629428103                      13G           Page 6 of 7 Pages
------------------------------                        --------------------------

                                  ATTACHMENT A

                                   NUCO2 INC.

           BENEFICIAL SECURITY OWNERSHIP TABLE AS OF DECEMBER 31, 2003

A) Securities Owned by/Affiliated with William P. Egan

-------------------------------------------------------------------------------------------
Name                                        Security                 Date(s) Acquired
----                                        --------                 ----------------
-------------------------------------------------------------------------------------------
William P. Egan                  131,000 shares Common         Various times from 6/29/98
                                 Stock                         thru 4/19/00
-------------------------------------------------------------------------------------------
The William P. Egan 1985         123,750 shares Common         Various times from 6/29/98
Children's Trust (1)(2)          Stock                         thru 12/31/98; 3/3/03 thru
                                                               3/10/03
-------------------------------------------------------------------------------------------
The William P. Egan 1985         62,050 shares Common          Various times from 6/29/98
Children's Trust(1)(2)           Stock                         thru 4/24/00
-------------------------------------------------------------------------------------------
KBGM LLC (3)                     Warrant to purchase           8/25/03
                                 20,000 shares Common
                                 Stock
-------------------------------------------------------------------------------------------

B) Securities Owned by/Affiliated with Craig L. Burr

-------------------------------------------------------------------------------------------
Name                                        Security                 Date(s) Acquired
----                                        --------                 ----------------
-------------------------------------------------------------------------------------------
Craig L. Burr                    131,000 shares Common Stock     Various times
                                                                 from 11/4/97 thru 6/12/98
-------------------------------------------------------------------------------------------
The Craig L. Burr 1985           131,000 shares Common Stock     Various times
Children's Trust (4)(5)                                          from 11/4/97 thru 6/12/98
-------------------------------------------------------------------------------------------
The Craig L. Burr 1985           200,000 shares Common Stock     5/24/99
Children's Trust (4)(5)
-------------------------------------------------------------------------------------------
Matthew Burr (6)                 26,150 shares Common Stock      7/22/98 and 7/24/98
-------------------------------------------------------------------------------------------
Lander Burr (7)                  26,150 shares Common Stock      7/22/98 and 7/24/98
-------------------------------------------------------------------------------------------
Craig L. Burr                    Warrant to purchase 25,000      8/25/03
                                 shares Common Stock
-------------------------------------------------------------------------------------------
Bettina Looram                   Warrant to purchase 30,000      8/25/03
Privatstiftung (8)               shares Common Stock
-------------------------------------------------------------------------------------------
Craig Burr                       Director's Options to purchase  Various dates from
                                 28,000 shares Common Stock      5/26/99 thru 3/12/03
-------------------------------------------------------------------------------------------

C) Summary

------------------------------------------------------------------------
Beneficial Owner                                  Shares of Common Stock
----------------                                  ----------------------
------------------------------------------------------------------------
William P. Egan and affiliated entities           336,800
------------------------------------------------------------------------
Craig L. Burr and affiliated entities             597,300
------------------------------------------------------------------------
Total                                             934,100 (9)
------------------------------------------------------------------------

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CUSIP No. 629428103                      13G           Page 7 of 7 Pages
------------------------------                        --------------------------

Notes:

(1)  of which Mr.  Egan,  a principal  of Burr,  Egan,  Deleage & Co. (a venture capital  firm  founded by Messrs.  Craig L. Burr,  William P. Egan and Jean
     Deleage), is neither a trustee nor claims any beneficial ownership.
(2)  of which Mr. Burr, a principal of Burr,  Egan,  Deleage & Co., is a trustee but disclaims all beneficial ownership.
(3)  of which Mr. Egan, a Managing  Member,  has a 15% ownership  interest;  The
     William P. Egan 1985 Children's Trust has a 60% ownership interest; and the
     Duniry  Foundation,  of which Mr.  Egan is a trustee,  has a 25%  ownership interest.  Mr. Egan disclaims beneficial interest of such securities except for the 15% personally attributable to him as an individual.
(4)  of which Mr. Burr, a principal of Burr,  Egan,  Deleage & Co., is neither a trustee nor claims any beneficial ownership.
(5)  of which Mr. Egan, a principal of Burr,  Egan,  Deleage & Co., is a trustee but disclaims all beneficial ownership.
(6)  of which Matthew Burr, a son of Craig L. Burr, is the beneficial  owner and to which Craig L. Burr disclaims beneficial ownership.
(7)  of which Lander Burr, a son of Craig L. Burr, is the  beneficial  owner and to which Craig L. Burr disclaims beneficial ownership.
(8)  of which Mr. Burr is a trustee but disclaims beneficial ownership.
(9)  Mr. Burr and Mr. Egan may consult  with each other in  connection  with the acquisition and disposition of securities of the Issuer.